Mail Stop 6010

September 30, 2008

E.P. Coutinho
General Secretary
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam
The Netherlands

> **Re:** **Koninklijke Philips Electronics N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File 1-05146-01**

Dear Mr. Coutinho:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K

1.   It appears that a number of your Form 6-K filings contain information that may not have been "furnished promptly" as required by Form 6-K. For example, we note your Form 6-K dated March 21, 2008 contains press releases dated February 21, 2008 and February 29, 2008. Please confirm to us that in your future filings your Form 6-K report will be furnished promptly after the material contained in the report is made public as required in General Instruction B to Form 6-K.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637 if you have any questions.

Sincerely,

Jay Mumford
Attorney-Advisor